UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant’s name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

SUBMITTED HEREWITH

EXHIBITS 3.1, 3.2, 5.1, 10.1, 10.2 and 23.1 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3, AS AMENDED (NO. 333-276209), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

3.1	Notice of Alteration
3.2	Amendment to Articles
5.1	Opinion of Cozen O’Connor LLP
10.1	Securities Purchase Agreement dated November 14, 2025
10.2	Registration Rights Agreement dated November 14, 2025
23.1	Consent of Cozen O’Connor LLP (contained in Exhibit 5.1)
99.1	Press Release dated November 14, 2025
99.2	Material change report dated November 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motor Company Inc.

/s/ Michael Sieffert
Michael Sieffert, Chief Financial Officer
Date: November 14, 2025

2